UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

W270, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	45-2808694
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4221 Camino Alegre, La Mesa, CA 91941

 (Address of Principal Executive Offices and Zip Code)

(619) 253-2129

(Registrant’s Telephone Number, including Area Code)

November 30, 2012

W270, Inc.

4221 Camino Alegre, La Mesa, CA

(619) 253,2129

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the

Majority of the Board of Directors

November 30, 2012

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of W270 Inc., a Nevada corporation (“W270”, “we”, “our” or the “Company”) at the close of business on November 30, 2012 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of W270’s Board of Directors (the “Board”) other than by a meeting of shareholders. This Information Statement is being distributed on or about November 30, 2012.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On November 30, 2012, Wesley Fry (“Fry”), and WNet Fund I LP (the “Purchaser”) entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which Fry (collectively, the “Seller”) will sell to the Purchaser, and the Purchaser will purchase from the Seller, an aggregate of 6,000,000 shares of Common Stock (the “Shares”), which Shares represent 75% of the issued and outstanding shares of Common Stock.

The table below sets forth the number of shares of the Company’s common stock owned by the Seller as of November 30, 2012, the number of shares of the Company’s common stock to be sold by the Seller under the Purchase Agreement and the number of shares of the Company’s common stock that will be owned by the Seller immediately following the Closing.

Name of Seller	Number of Shares of Common Stock Currently Owned	Number of Shares of Common Stock to be Sold under the Purchase Agreement	Number of Shares of Common Stock to be Owned after the Closing of the Purchase Agreement
Wesley Fry	6,000,000	6,000,000	0

Under the Purchase Agreement, Fry has agreed to indemnify and hold the Purchaser and the Company harmless from certain liabilities and obligations of the Company related to the period prior to the Closing.

It is anticipated that the Closing will occur approximately ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) or the date of mailing of this Information Statement to the Company’s shareholders. Pursuant to the terms of the Purchase Agreement, at the Closing, (i) the existing sole director and officer of the Company will resign effective upon the Closing, (ii) the existing director will appoint the designee of the Purchaser, Eric P. Stoppenhagen, to serve as the director of the Company, and (iii) the existing sole director will appoint Mr. Stoppenhagen to serve as the President, the Chief Financial Officer and Secretary of the Company. As a result of these transactions, control of the Company will pass to the Purchaser (the “Change of Control”). Immediately after the Closing, the Shares acquired by the Purchaser will comprise 75% of the issued and outstanding Common Stock.

As of November 30, 2012, the Company had 8,000,000 shares of Common Stock issued and outstanding. Each share of Common Stock is entitled to one vote. Shareholders of W270 will have the opportunity to vote with respect to the election of directors at the next annual meeting of W270 shareholders.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position
Wesley Fry	52	Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer and Director

WESLEY E. FRY - founded the Company in June 2011. Mr. Fry, through his wholly-owned corporation W270, SA, a Costa Rican corporation, over the past 12 years has provided services as an information technology consultant for several companies, including Home Depot, PetSmart, and Costco-Price Club. Mr. Fry also has been a subcontractor for the US Navy and, since 2008, serves as Network Operation Shift Manager and Lead for Jacobs Technology, Inc. a Department of Defense (DOD) contractor at the North Island Naval Air Station, San Diego. Mr. Fry has functioned in this capacity from 2008 through the present time. Mr. Fry previously served as Network Administrator for Candoit Solutions, Inc. a leading DOD contractor at the Naval Amphibious Base – Coronado, with which he served during 2006 and 2007. Mr. Fry received his Associates Degree from Grossmont College in San Diego with a concentration in Information Systems. Mr. Fry has attended and passed two industry specific certifications programs, Cisco Networks Engineer and Microsoft Systems Engineer certifications, respectively. Mr. Fry has a senior level security clearance with the DOD.

CORPORATE GOVERNANCE

Committees of the Board of Directors

The Board does not have any committees at this time.

The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Currently, the Board functions as an audit committee and performs some of the same functions as an audit committee, including the following: (i) selection and oversight of the Company’s independent accountant; (ii) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (iii) engaging outside advisors. The Company is not a “listed company” under SEC rules and therefore is not required to have an audit committee comprised of independent directors.

The Board has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The Board has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication. Accordingly, the Board believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules. The Company is currently a shell company with nominal assets, no employees and no active business operations. Its business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, the Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors. The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the co-extensive capacities served by Wesley Fry.

Meetings of the Board of Directors and Committees

The Board took a number of actions by written consent of all of the directors during the year ended June 30, 2012. Such actions by the written consent of all directors are, according to Nevada corporate law and the Company’s by-laws, valid and effective as if they had been passed at a meeting of the directors duly called and held. The Company's directors and officers do not receive remuneration from the Company unless approved by the Board or pursuant to an employment contract. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

RELATED PERSON TRANSACTIONS

Related Party Transactions

Other than the foregoing, none of the directors or executive officers of the Company, nor any person who owned of record or was known to own beneficially more than 5% of the Company’s outstanding shares of its Common Stock, nor any associate or affiliate of such persons or companies, has any material interest, direct or indirect, in any transaction that has occurred during the past fiscal year, or in any proposed transaction, which has materially affected or will affect the Company.

DIRECTORS AND OFFICERS

AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officers and directors of the Company will resign and the following person will be appointed as the new officer and director of the Company. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. Based on information provided by the Purchaser, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Position
Eric P. Stoppenhagen	39	President, Chief Financial Officer, Secretary and Director

Based on information provided by the Purchaser, the following biographical information on the directors and officers of the Company after the Change of Control is presented below:

Eric Stoppenhagen, provides financial and management services to small to medium-sized companies that either are public or desire to become public. He provides Interim Chief Financial Officer services to these companies, which includes as transaction advice, preparation of security filings and advice regarding compliance with corporate governance requirements. In addition, Mr. Stoppenhagen is a Certified Public Accountant and holds a Juris Doctorate and Masters of Business Administration both from George Washington University. Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University. Mr. Stoppenhagen plans to dedicate approximately 40 hours per week to the Company.

Mr. Stoppenhagen has more than ten years of financial experience having served in an executive capacity for several public and private companies, including the following engagements.

June 2003 to May 2009 - Moqizone f/k/a Trestle Holdings, Inc. f/k/a Sunland Entertainment f/k/a Harvey Entertainment.

Trestle Holdings – Mr. Stoppenhagen was hired in 2003 as VP of Finance. From 2003 to 2006, Trestle Holdings had significant operations. Mr. Stoppenhagen’s responsibilities included but were not limited to business development, operations, legal, and accounting. In 2006, the assets and liabilities of Trestle were sold to Clarient and subsequently sold to Zeiss Microscopes. At such time the Board of Directors of Trestle Holdings asked Mr. Stoppenhagen to remain as an officer to assist with corporate compliance until such time as a merger candidate was found. His sole compensation was consulting fees. He maintained no equity interest. Upon the reverse merger with Moqizone, Mr. Stoppenhagen resigned. He received no bonus or equity interest as the result of such transaction. From 2006 to 2009, the company was a blank check company.

Sept 2007 to March 2010 - Atheronova, Inc. f/k/a Trist Holdings, Inc. f/k/a Landbank Group, Inc.

Trist Holdings – In 2007, due to the downturn in the real estate market it was no longer economical to pursue the current business. In September 2007, the Board of Directors asked Mr. Stoppenhagen to maintain the public filings after the spinoff of the assets and liabilities. Mr. Stoppenhagen received only consulting fees. He had no equity interest in the entity. Upon the reverse merger, Mr. Stoppenhagen resigned. He received no bonus or equity interest as the result of such transaction. From 2007 to 2010, the company was a blank check company.

Dec 2007 to Present – Myskin, Inc. –Advanced Skin Care business owned by Mr. Stoppenhagen’s former spouse. Consultant to the company providing accounting and finance services. No ownership. The company is not a blank check company

Dec 2008 to Present - Smartag International, Inc. f/k/a Art4Love, Inc. Consultant to the company providing accounting and finance services. No ownership. The company was a blank check company from 2008 to present

Jan 2009 to Feb 2010 – STW Resources f/k/a Woozyfly, Inc. Blank check from Jan 2009 to Feb 2010 - Consultant to the company providing accounting and finance services. No ownership. Upon the reverse merger, Mr. Stoppenhagen resigned. He received no bonus or equity interest as the result of such transaction. From 2009 to 2010, the company was a blank check company.

2009 to Present - Amasys Corporation Consultant to the company providing accounting and finance services. No ownership. The company is a blank check company.

April 2009 - Getfugu, Inc. f/k/a Madero, Inc. CFO for approximately 3 weeks. Resigned. No ownership. The company was not a blank check company during Mr. Stoppenhagen’s involvement

June 2008 to Present - AuraSource, Inc. f/k/a Mobile Nation Current CFO Approximately 1% owner. The company was a blank check company prior to Mr. Stoppenhagen’s involvement.

February 2010 to March 2011- Phototron Holdings f/k/a Catalyst Lighting Group, Inc. Consultant to the company providing accounting and finance services. No ownership. Upon the reverse merger, Mr. Stoppenhagen resigned. He received no bonus or equity interest as the result of such transaction. The company was a blank check company until 2011.

April 2010 to March 2011 – Mimvi, Inc. f/k/a Fashion Net, Inc. CFO Resigned March 15, 2011. Ownership 700,000 shares and 1,750,000 options with strike price at $.40. The company was a blank check company prior to Mr. Stoppenhagen’s involvement.

July 2010 to March 2011 - Mammatech Corp. Purchased controlling share interest in July 2010 sold interest in March 2011. The company was not a blank check company.

October 2010 to Present DigiPath, Inc. – Started the company as a digital pathology consulting company. Not blank check. Mr. Stoppenhagen owns approximately 94% of the company

Green Star Alternative Energy Inc. – purchased controlling interest in January 2011. Purpose to clean it up and search for reverse merger. Company is a blank check company.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock as of November 30, 2012 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group. As of November 30, 2012, there are 8,000,000 shares of common stock issued and outstanding.

Name and Address	Number of Shares Beneficially Owned	Percent of Shares
Wesley Fry (1) 4221 Camino Alegre, La Mesa, CA 91941	6,000,000	75.0%
All Executive Officers and Directors as a group	6,000,000	75.0%

(1)

Wesley Fry has been a director of the Company since June 2011.

Immediately following the Closing, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group. The beneficial ownership information set forth below has been provided by the Purchaser.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class
WNet Fund I LP (1) 1328 W. Balboa Blvd. Newport Beach, CA 92661	6,000,000	75.0%
Eric P. Stoppenhagen (2) 1328 W. Balboa Blvd. Suite C Newport Beach, CA 92661	0	0%
All Directors and Officers as a Group (1 individual)	0	0%

(1)

David Weiner has voting and investment control over the securities owned by WNet Fund I LP. and therefore David Weiner may be deemed a beneficial owner of the 6,000,000 shares of common stock owned by WNet Fund I.

(2)

At the Closing, Mr. Stoppenhagen will become the sole director, President, Chief Financial Officer and Secretary of the Company.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company currently is a shell company with nominal assets, no employees and no active business operations. The Company’s business plans are to identify an operating company with which to merge or to complete a business combination in a reverse merger transaction.

The Company is not a "listed company" under SEC rules and is therefore not required to have a compensation committee. Accordingly, the Company has no compensation committee.

Except as set forth in the summary compensation table below, during the fiscal years ended June 30, 2012 and 2011, the Company has not provided any salary, bonus, annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for its executive officers or employees.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs are currently in place for the benefit of the Company’s employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of the Company’s named executive officers who served as executive officers during all or a portion of the fiscal years ended June 30, 2012 and 2011.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary (c)	Bonus (d)	Other Annual Compensation (e)	Total Compensation

Wesley Fry, Director, President, Treasurer and Secretary (1)	2011 2012	$0 $0	$0 $0	$5,000 $0	$5,000 $0
Total Compensation (1 persons)	2011 2012	$0 $0	$0 $0	$5,000 $0	$5,000 $0

Employment and Other Agreements

None

Compensation of Directors

Non-executive directors do not receive compensation but are reimbursed for their expenses for each meeting of the board that they attend.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on the Company’s review of the copies of such forms it received or written representations from reporting persons required to file reports under Section 16(a), to the Company’s knowledge, all of the Section 16(a) filing requirements applicable to such persons with respect to year ended June 30, 2012 were complied with.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

W270 Inc.

By:

/s/ Wesley Fry

Name:

Wesley E. Fry

Title:

Chief Executive Officer

Dated: November 30, 2012